02 OCT 21 AM 9:30

Morgan

The Morgan Crucible Company plc

9th October 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
No. 3824
.morgancrucible.com

02055528

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Enclosure

Announcement

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS | The company news service from the London Stock Exchange

Full Text Announcement

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Company	Morgan Crucible Co
TIDM	MGCR
Headline	Chief Executive
Released	07:00 9 Oct 2002
Number	PRNUK-0810

CHIEF EXECUTIVE

It is with much regret that the Board of The Morgan Crucible Company plc announces that Ian Norris, Chief Executive, has resigned his position on the grounds of continuing ill health.

Ian, who has been battling with cancer for the past 2 years, has decided to accept medical advice that his response to treatment will benefit without the burdens of responsibility that go with the job of Chief Executive.

The search for a new Chief Executive is well advanced. During the interim, Nigel Howard, who has been with the Company since 1967 and a director since 1992, has been appointed Acting Chief Executive.

The Company also announces that Bill Macfarlane, currently Director of Market Development, is appointed to the Board with immediate effect. Andrew Hosty, newly appointed Director of Operations and member of the Executive Committee, assumes full responsibility for the Group's restructuring programme from Nigel Howard.

The Directors confirm that the seasonal level of order intake has so far been in line with expectations and the outlook for the rest of the year remains in line with the Interim Statement.

Dr. Bruce Farmer, Chairman, said:

'Ian, who joined Morgan in 1969, has held many senior positions within the Group prior to leading the Company on becoming Chief Executive in January 1998. He has made an enormous contribution to Morgan throughout his career and we shall miss his enthusiasm, spirit and 'can do' attitude. We wish him a speedy and permanent recovery.'

9th October 2002

Enquiries:

Morgan Crucible

Dr Bruce Farmer, Chairman, 01753 837000

Nigel Howard, Acting Chief Executive

Brunswick

Jon Coles 020 7404 5959

Harry Chathli

END